                                                                    EXHIBIT 99.2

                     FEDERAL DEPOSIT INSURANCE CORPORATION
                            Washington, D.C.  20429
                     -------------------------------------

                                    FORM F-4

      QUARTERLY REPORT UNDER SECTION 13 OF THE SECURITIES EXCHANGE ACT OF
                   1934 FOR THE QUARTER ENDED MARCH 31, 1997


                         FDIC Certificate No. 36-15977
                                              --------


                            Oswego City Savings Bank
                ------------------------------------------------
                (Exact name of bank as specified in its charter)


                                     New York
            --------------------------------------------------------
            (State or jurisdiction of incorporation or organization)


                                   15-0408130
                    ---------------------------------------
                    (I.R.S. Employer Identification Number)


         214 W. 1st Street
         Oswego, New York                                            13126
---------------------------------------                           ----------
(Address of principal executive office)                           (Zip Code)


          Bank's telephone number, including area code: (315) 343-0057
                                                        --------------


                                  Not Applicable
     --------------------------------------------------------------------
             (Former name, former address and former fiscal year,
                         if changed since last report)


  Indicate by check mark whether the Bank (1) has filed all reports required to be filed by Section 13 of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for
the past 90 days.  Yes      No
                      -----    ------

  Indicate the number of shares outstanding of each of the issuer's classes of common stock, as of the latest practicable date: There were 1,916,666 shares of the Bank's common stock outstanding as of May 31, 1997.

                            OSWEGO CITY SAVINGS BANK

                                      INDEX




PART I          FINANCIAL INFORMATION                                     PAGE


Item 1.         Financial Statements

                -    Consolidated Balance Sheets                           1

                -    Consolidated Statements of Income                     2

                -    Consolidated Statement of Shareholder's Equity        3

                -    Consolidated Statements of Cash Flows                4,5

                -    Notes to Consolidated Financial Statements            6


Item 2.         Management's Discussion and Analysis of Financial         7-13
                Condition and Results of Operations


PART II         OTHER INFORMATION                                        14,15


SIGNATURES

                            OSWEGO CITY SAVINGS BANK
                             STATEMENTS OF CONDITION
                March 31, 1997 (unaudited) and December 31, 1996

                                                                     March 31,               December 31,
                                ASSETS                                 1997                      1996
                                ------                             -------------            -------------
Cash and due from banks                                            $   3,332,731            $   6,802,959
Federal funds sold                                                     4,745,000                1,550,000
                                                                   -------------            -------------
    Total cash and cash equivalents                                    8,077,731                8,352,959


Investment securities                                                 36,450,707               36,673,089
Mortgage-backed securities                                            22,990,165               22,829,067
Loans receivable:
   Real Estate                                                       100,752,629               99,737,273
   Consumer and Other                                                 10,239,312               10,280,125
                                                                   -------------            -------------
     Total Loans                                                     110,991,941              110,017,398
   Less: Unearned discounts and origination fees                         365,431                  368,885
               Allowance for loan losses                                 966,567                  906,567
                                                                   -------------            -------------
   Loans receivable, net                                             109,659,943              108,741,946


Premises and equipment                                                 3,414,645                3,384,480
Accrued interest receivable                                            1,402,764                1,466,003
Other real estate                                                        404,071                  699,921
Intangible assets                                                      3,841,693                3,920,632
Other assets                                                           4,135,562                3,869,108
                                                                   -------------            -------------

Total Assets                                                       $ 190,377,281            $ 189,937,205
                                                                   =============            =============


             LIABILITIES AND SHAREHOLDERS' EQUITY
             ------------------------------------
Due to depositors                                                  $ 158,333,336            $ 158,697,190
Borrowed Funds                                                         8,320,000                7,610,000
Mortgagors' escrow funds                                                 250,808                  300,648
Note payable - ESOP                                                      471,976                  485,926
Other liabilities                                                      1,531,593                1,453,357
                                                                   -------------            -------------
     Total liabilities                                               168,907,713              168,547,121

Shareholders' equity:
   Common stock, par value $1.00 per share; authorized
     2,500,000 shares; 1,916,666 shares issued and
     outstanding                                                       1,916,666                1,916,666
   Paid in Capital                                                     3,754,871                3,750,726
   Retained earnings                                                  16,189,731               15,787,666
   Unrealized appreciation in securities available for sale               69,053                  412,934
   Unearned ESOP shares                                                 (460,753)                (477,908)
                                                                   -------------            -------------
     Total shareholders' equity                                       21,469,568               21,390,084
                                                                   -------------            -------------

                                                                   $ 190,377,281            $ 189,937,205
                                                                   =============            =============

The accompanying notes are an integral part of the financial statements

                           OSWEGO CITY SAVINGS BANK
                             STATEMENTS OF INCOME
                       March 31, 1997 and March 31, 1996
                                  (unaudited)

                                                      For the three Months Ended
                                                              March 31,
                                                      --------------------------
                                                          1997            1996
                                                          ----            ----
Interest and dividend income:
  Loans receivable                                     $2,450,032     $2,261,828
  Mortgage-backed securities                              385,724        169,194
  Investment securities                                   579,789        649,673
  Interest-earning deposits                                57,008        146,948
                                                      -----------    -----------
    Total interest income                               3,472,553      3,227,643

Interest Expense:
  Savings and checking deposits                         1,569,382      1,569,218
  Borrowed Funds                                          112,875          7,941
                                                      -----------    -----------
     Total interest expense                             1,682,257      1,577,159
                                                      -----------    -----------

      Net interest income                               1,790,296      1,650,484
Provision for loan losses                                  61,471         30,000
                                                      -----------    -----------
      Net interest income after provision
             for loan losses                            1,728,825      1,620,484
                                                      -----------    -----------

Noninterest Income:
  Service charges on deposit accounts                     154,316        119,607
  Mortgage servicing fees                                  11,560         10,741
  Gain on sale of mortgage-backed
  and investment securities and
     loans, net                                              --            3,197
  Other charges, commissions & fees                        69,246         51,951
                                                      -----------    -----------
    Total noninterest income                              235,122        185,496
                                                      -----------    -----------

Noninterest Expense:
 Compensation and employee benefits                       618,600        603,601
 Occupancy costs                                          180,489        192,491
 Data processing                                           85,192         86,474
 Professional and other services                          111,024         96,785
 Deposit insurance premiums                                 8,381         20,099
 Amortization                                              78,939         78,939
 Other expenses                                           190,571        180,056
                                                      -----------    -----------
    Total noninterest expense                           1,273,196      1,258,445
                                                      -----------    -----------

Income before income taxes                                690,751        547,535
Income taxes                                              195,450        153,303
                                                      -----------    -----------
Net income                                               $495,301       $394,232
                                                      ===========    ===========

Earnings per share:
  Net income                                                $0.26          $0.21
                                                      ===========    ===========
Dividends declared per share                                $0.05          $0.05
                                                      ===========    ===========

The accompanying notes are an integral part of the financial statements

                           OSWEGO CITY SAVINGS BANK
                 STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY
                       THREE MONTHS ENDED MARCH 31, 1997
                                  (UNAUDITED)

                                                                                                  Unrealized
                                                                                                 Appreciation
                                                                          Additional                  on      Unearned
                                                      Common Stock         Paid in      Retained  Investment   ESOP
                                                  Shares         Amount    Capital      Earnings  Securities   Shares     Total
                                              ------------   -----------  ---------   ----------- ---------- ---------- -----------
Balance, December 31, 1996                      1,916,666    $1,916,666   $3,750,726  $15,787,666  $412,934  ($477,908) $21,390,084

Net Income                                                                                495,301                           495,301

ESOP shares earned                                                             4,145                            17,155       21,300

Change in unrealized net appreciation on
    investment securities                                                                          (343,881)               (343,881)

Dividends declared                                                                        (93,236)                          (93,236)
                                               ----------   -----------   ----------  -----------  --------  ---------  -----------

Balance, March 31, 1997                         1,916,666    $1,916,666   $3,754,871  $16,189,731   $69,053  ($460,753) $21,469,568
                                               ==========   ===========   ==========  ===========  ========  =========  ===========

See accompanying notes to unaudited consolidated financial statements

                            OSWEGO CITY SAVINGS BANK
                            STATEMENTS OF CASH FLOWS
                        March 31, 1997 and March 31, 1996
                                   (unaudited)

                                                                          March 31,        March 31,
                                                                            1997             1996
                                                                         ----------       ----------
OPERATING ACTIVITIES:
  Net Income                                                               $495,301         $394,232
  Adjustments to reconcile net income to net cash
   provided by operating activities:
       Provision for loan, investment and other real estate losses           61,471           30,000
       Deferred compensation                                                 40,797           40,106
       ESOP shares earned                                                    21,300           15,908
       Deferred income taxes                                                (24,402)          49,571
       Realized gains on investment securities                                 --             (3,197)
       Net gain on sale of other real estate                                   --             (1,351)
       Depreciation                                                          63,243           64,449
       Amortization of intangibles                                           78,939           78,939
       Net amortization of premiums and discounts on
           investment securities                                             19,017           46,546
       Net amortization of premiums and discounts on loans                   (3,454)          (1,061)
       Decrease (increase) in interest receivable                            63,239         (153,779)
       Decrease (increase) in other assets                                    1,076         (232,239)
       Increase in other liabilities                                         76,251           27,889
                                                                        -----------      -----------
  Net cash provided by operating activities                                 892,778          356,013
                                                                        -----------      -----------

INVESTING ACTIVITIES
  Purchase of investment securities available for sale                   (2,358,717)     (11,235,552)
  Proceeds from maturities and principle reductions of
     investment securities held to maturity                                 600,000          250,000
  Proceeds from maturities and principle reductions of
     investment securities available for sale                             1,227,849        2,725,374
  Proceeds from sale of investment securities                                  --          6,159,783
  Net increase in loans                                                  (1,042,046)        (901,519)
  Purchase of premises and equipment                                        (93,408)         (74,049)
  Proceeds from sale of other real estate owned                             361,882           83,878
  Increase in surrender value of life insurance                             (52,685)         (32,414)
                                                                        -----------      -----------
    Net cash used in investing activities                                (1,357,125)      (3,024,499)
                                                                        -----------      -----------

FINANCING ACTIVITIES
  Net increase in demand deposits, NOW accounts savings accounts,
    money market deposit accounts and escrow deposits                       289,761        1,970,468
  Net decrease in time deposits                                            (703,456)        (995,956)
  Proceeds from borrowings                                                  710,000             --
  Repayments of borrowings                                                  (13,950)         (11,572)
  Cash Dividends                                                            (93,236)         (93,333)
                                                                        -----------      -----------
    Net cash provided by financing activities                               189,119          869,607
    Decrease in cash and cash equivalents                                  (275,228)      (1,798,879)
  Cash and cash equivalents at beginning of year                          8,352,959       12,567,271
                                                                        -----------      -----------
    Cash and cash equivalents at end of year                             $8,077,731      $10,768,392
                                                                        ===========      ===========

                           STATEMENTS OF CASH FLOWS
                                  (Continued)


                                                            March 31,         March 31
                                                              1997              1996
                                                          -------------     ------------
CASH PAID DURING THE PERIOD FOR:

  Interest                                                  $1,674,182       $1,576,456
  Income Taxes Paid                                             86,912                0

NON-CASH INVESTING ACTIVITY:

  Transfer of loans to other real estate                       $66,032               $0
  Change in unrealized depreciation in
     securities available for sale                            (573,135)        (559,473)

The accompanying notes are an integral part of the financial statements

                           Oswego City Savings Bank

                         Notes to Financial Statements


(1) Basis of Presentation
    ---------------------

    The accompanying unaudited financial statements were prepared in accordance with the instructions for Form F-4 and, therefore, do not include information for footnotes necessary for a complete presentation of financial position, results of operations, and cash flows in conformity with generally accepted accounting principles. The following material under the heading "Management's Discussion and Analysis of Financial Condition and Results of Operations" is written with the presumption that the users of the interim financial statements have read, or have access to, the Bank's latest audited financial statements and notes thereto, together with Management's Discussion and Analysis of Financial Condition and Results of Operations as of December 31, 1996 and for the three year period then ended. Therefore, only material changes in financial condition and results of operations are discussed in the remainder of part 1.

    All adjustments (consisting of only normal recurring accruals) which, in the opinion of management, are necessary for a fair presentation of the financial statements have been included in the results of operations for the three months ended March 31, 1997 and 1996.

    Operating results for the three months ended March 31, 1997 are not necessarily indicative of the results that may be expected for the year ending December 31, 1997.

(2) Earnings per Share
    ------------------

    Earnings per share are based on the weighted average number of common shares outstanding during the period. For purposes of computing earnings per share, only Employee Stock Option Plan ("ESOP") shares that have been committed to be released are considered outstanding.

    Earnings per share have been computed based upon net income for the three months ended March 31, 1997 and 1996, using 1,862,786 and 1,867,975 weighted average common shares outstanding, respectively.

                            OSWEGO CITY SAVINGS BANK

                     Management's Discussion and Analysis of
                  Financial Condition and Results of Operation

General

The Bank's net income is primarily dependent on its net interest income, which is the difference between interest income earned on its investments in mortgage loans, investment securities and other loans, and its cost of funds consisting of interest paid on deposits and borrowed funds. The Bank's net income also is affected by its provision for loan losses, as well as by the amount of noninterest income, including income from fees and service charges, net gains and losses on sales of securities, and noninterest expense such as employee compensation and benefits, deposit insurance premiums, occupancy and equipment costs, data processing and income taxes. Earnings of the Bank also are affected significantly by general economic and competitive conditions, particularly changes in market interest rates, government policies and actions of regulatory authorities, which events are beyond the control of the Bank. In particular, the general level of market rates tends to be highly cylical.

For other matters which may affect the Bank's operations and financial performance, see "Recent Events".

The following discussion reviews the financial condition and the results of operations of the Bank for the three months ended March 31, 1997.

Financial Condition

Assets
------

Total assets increased approximately $440,000, or .2%, to $190.4 million at March 31, 1997 from $189.9 million at December 31, 1996. For the three months ended March 31, 1997, loans receivable increased $975,000, or .9%, to $111.0 million from $110.0 at December 31, 1996. The increase in loans is primarily the result of originations in 1 to 4 family real estate loans and expanded commercial real estate activities.

Investment securities decreased by approximately $222,000, or .6%, to $36.5 million at March 31, 1997, from $36.7 million at December 31, 1996. Mortgage-backed securities increased approximately $161,000, or .7%, to $23.0 million from $22.8 million for the same period. Federal funds sold increased $3.2 million, or 206.1%, to $4.7 million at March 31, 1997, from $1.6 million at December 31, 1996. The increase in mortgage-backed securities and the corresponding decreases in investment securities reflects a continuing strategy to increase the yield in the Bank's securities portfolio by extending maturities and increasing cash flow through the utilization of real estate backed amortizing securities.

                            OSWEGO CITY SAVINGS BANK

                     Management's Discussion and Analysis of
                  Financial Condition and Results of Operation


Liabilities
-----------

Total liabilities increased $361,000, or .2%, to $168.9 million at March 31, 1997 from $168.5 million at December 31, 1996. The increase is primarily attributable to a $710,000, or 9.3% increase in borrowed funds to $8.3 million at March 31, 1997 from $7.6 million for the prior year end, as well as a $78,000 increase in other liabilities, partially offset by a reduction in deposits of $414,000 to $158.6 million from $160.0 million. The growth in borrowed funds is attributable to the extension of an existing 90 day reverse repurchase agreement with Morgan Stanley & Company. The borrowed funds are part of a strategy to leverage the Bank's capital and provide incremental income through the use of wholesale deposits. The decrease in deposits consist mainly of net withdrawal in the Bank's passbook savings accounts. Other liabilities increases were the result of payments made to various vendors in January for normal annual services. Such payments are accrued against expense over the year.

Liquidity and Capital Resources
-------------------------------

Shareholders' equity increased $79,000 to $21.5 million at March 31, 1997 from $21.4 million at December 31, 1996. Increases in shareholder's equity resulted from net income for the three months ended March 31, 1997 of $495,000, and a decrease of $21,000 resulting from ESOP shares earned, partially offset by reductions from dividends declared amounting to $93,000, and a decrease of $344,000 in the unrealized appreciation on investment securities available for sale.

The Bank's primary sources of funds are deposits, amortization and prepayment of loans and maturities of investment securities and other short-term investments, earnings and funds provided from operations, and borrowings. While scheduled principal repayments on loans are a relatively predictable source of funds, deposit flows and loan prepayments are greatly influenced by general interest rates, economic conditions, and competition. The Bank manages the pricing of deposits to maintain a desired deposit balance. In addition, the Bank invests excess funds in short-term interest-bearing instruments and other assets, which provide liquidity to meet lending requirements. For additional information about cash flows from the Bank's operating, financing, and investing activities, see Statements of Cash Flows included in the Financial Statements. The Bank adjusts its liquidity levels in order to meet funding needs of deposit overflows, payment of real estate taxes on mortgage loans and loan commitments. The Bank also adjusts liquidity as appropriate to meet its assets and liability management objectives. The bankruptcy filing of Bennett Funding Group is not expected to adversely affect the Bank's liquidity or capital resources, (see "Recent Events").

                            OSWEGO CITY SAVINGS BANK

                     Management's Discussion and Analysis of
                  Financial Condition and Results of Operation


Results of Operations

The Bank had net income of approximately $495,000, and $394,000 for the three months ended March 31, 1997, and 1996, respectively. The increase in net income for the quarter ended March 31, 1997, resulted primarily from an increase in net interest income of $140,000, or 8.5%, to $1.8 million for the three months ended March 31, 1997, from $1.7 million for the prior period, as well as a $50,000 increase in noninterest income, partially offset by increases in operating expenses of $15,000, loan loss provisions of $31,000, and tax expense of $42,000.

Return on average assets and return on average shareholders' equity were 1.05% and 9.22%, respectively, for the three months ended March 31, 1997 compared to
 .86% and 7.63% for the first quarter of 1996.

Interest Income
---------------

Interest income totaled $3.5 million for the quarter ended March 31, 1996, as compared to $3.2 million for the quarter ended March 31, 1996, an increase of $245,000, or 7.6%. The increase resulted primarily from an increase of $7.8 million in average interest-earning assets as well as an increase in the yield on average interest-earning assets to 8.03% from 7.82%.

Interest income on loans receivable totaled $2.5 million and $2.3 million for the three months ended March 31, 1997 and 1996, respectively. The $188,000, or 8.3%, increase resulted primarily from an increase in the average balance of loans receivable of $9.7 million, partially offset by a decrease in the average yield on loans receivable to 8.86% from 8.96%. The increase in the average balance in loans receivable was primarily due to the origination of one-to-four family mortgage, commercial real estate and business loans. The decrease in the yield on average loans receivable was attributable to the lower rates charged on commercial loans, as compared to consumer loans, as well as downward repricing of the adjustable rate mortgage portfolio.

Interest income on the mortgage-backed securities portfolio increased by $217,000 to $386,000 for the three months ended March 31, 1997, from $169,000 for the three months ended March 31, 1996. The increase in interest income on mortgage-backed securities resulted generally from an increase in the average balance on mortgage-backed securities of $11.8 million and an increase in the average yield on mortgage-backed securities to 6.75% from 6.14%. The increase in the average balance of mortgage-backed securities resulted from a strategy to redirect the securities portfolio into longer term, real estate backed, amortizing investments. The increase in the average yield on mortgage-backed securities resulted from the generally higher interest rates on newly acquired securities in 1997 compared to those acquired in 1996. The higher yields on newly acquired securities are generally associated with extension of maturity duration.

                            OSWEGO CITY SAVINGS BANK

                     Management's Discussion and Analysis of
                  Financial Condition and Results of Operation


Interest income on investment securities decreased for the three months ended March 31, 1997 to $580,000 from $650,000 for the same period in 1996, a decrease of 10.8%. The decrease resulted primarily from a decrease in the average balance of investment securities of $6.2 million partially offset by an increase in the average yield on investment securities to 6.47% from 6.19% for the quarters ended March 31, 1997 and 1996, respectively. The decrease in the average balance of investment securities resulted from the reinvestment of maturing and called securities primarily into mortgage-backed securities, as well as the sale of certain lower yielding corporate bonds. The increase in the average yield on average investment securities was generally attributable to the sale of investment securities yielding less than 5.50%, which securities lowered the overall rate of return on the portfolio.

Interest income on interest-earning deposits decreased $90,000, or 61.2%, to $57,000 from $147,000 for the three months ended March 31, 1997 and 1996, respectively. The decrease was primarily the result of a decrease of $7.5 million in the average balance of interest-earning deposits, partially offset by an increase in the average yield on interest earning deposits to 6.22% from 5.25%.

Interest Expense
----------------

Interest expense for the quarter ended March 31, 1997 increased by $105,000, or 6.7%, to 1.7 million when compared to the same quarter for 1996. The increase in interest expense for the period was the result of a $7.8 million increase in the average balance on borrowed funds. The bank had no borrowings at March 31, 1996. The average cost of the borrowed funds for the first quarter of 1997 was 5.77%.

Net interest income
-------------------

Net interest income totaled $1.8 million and $1.7 million for the three months ended March 31, 1997 and 1996, respectively. The increase of approximately $140,000, or 8.5%, reflects the increased ratio of average interest-earning assets to average interest-bearing liabilities to 109.32% from 103.49%, partially offset by a decrease in the Bank's net interest rate spread to 3.78% from 3.86%.

                            OSWEGO CITY SAVINGS BANK

                     Management's Discussion and Analysis of
                  Financial Condition and Results of Operation


Provision for Loan Losses
-------------------------

The Bank maintains an allowance for loan losses based upon a quarterly evaluation of known and inherent risks in the loan portfolio, which includes a review of the balances and composition of the loan portfolio as well as analyzing the level of delinquencies in each segment of the loan portfolio. Loan loss provisions are based upon management's estimate of the fair value of the collateral and the Bank's actual loss experience, as well as standards applied by the FDIC. The Bank established a provision for possible loan losses for the three months ended March 31, 1997 of $61,000 as compared to a provision of $30,000 for the three months ended March 31, 1996. The Bank's ratio of allowance for loan losses to total loans receivable at March 31, 1997 was .87%.

Noninterest Income
------------------

Noninterest income consists of servicing income, fee income and gain (loss) on sales of investment securities and other operating income. Noninterest income increased approximately $50,000, or 26.7% to $235,000 for the three months ended March 31, 1997 as compared to $185,000 for the prior year period. This increase is primarily attributable to an increase of $35,000 in service charges on deposit accounts, and $17,000 derived from commissions on investment services.

Noninterest Expense
-------------------

Noninterest expense increased $15,000, or 1.2% to $1.3 million for the three months ended March 31, 1997, as compared to the same period in 1996. This increase was primarily attributable to a $15,000, or 2.5%, increase in compensation and employee benefits.

Income Taxes
------------

Income taxes increased approximately $42,000 for the quarter ended March 31, 1997 as compared to the same period in the prior year. This increase was directly attributable to a $143,000 increase in the Bank's pretax income.

Recent Events
-------------

On January 14, 1997, the Board of Directors adopted an Agreement and Plan of Reorganization to reorganize the Bank and its existing mutual holding company into a two-tier mutual holding

                            OSWEGO CITY SAVINGS BANK

                     Management's Discussion and Analysis of
                  Financial Condition and Results of Operation

company structure (the "Reorganization") with the establishment of a state chartered corporation as the stock holding company parent of the Bank. Upon completion of the Reorganization, Pathfinder Bancorp, MHC, the Bank's existing mutual holding company, will own a majority of the common stock of the new stock holding company, which will own 100% of the common stock of the Bank. The Reorganization would be implemented pursuant to an Agreement and Plan of Reorganization which must be approved by the Bank's stockholders and regulatory authorities. Pursuant to the Reorganization, each share of Bank common stock held by existing stockholders of the Bank would be exchanged for a share of common stock of the stock holding company. The Reorganization of the Bank would be structured as a tax-free reorganization and would be accounted for in the same manner as a pooling of interests.

On February 6, 1995, the New York Superintendent of Banks ("Superintendent") was appointed conservator of Nationar, a New York chartered commercial bank owned by savings banks throughout the state. At February 6, 1995, the Bank was a stockholder and customer of Nationar. Nationar performed correspondent banking services including check clearing, demand deposits, and overnight interest-bearing deposits. The Superintendent froze all assets of Nationar at the time he was appointed conservator. At February 6, 1995, the Bank had a total of $3.0 million on deposit with Nationar of which $1.7 million was used to fund check clearing and $1.2 million was recorded as federal funds sold. The Superintendent has been actively liquidating the businesses and affairs of Nationar. A provision for possible losses of $240,000 was made for the year ended December 31, 1995. On June 27, 1996, and on December 20, 1996, distributions of $1.4 million and $979,000 were made from the Nationar estate to settle all accepted claims. The distribution represents a 100% settlement on all accepted claims, either accorded priority or characterized as a general claim, and a settlement of post-possession amounts due to the estate of Nationar by the Bank (including $92,000 for debenture claims, unpaid fees, and interest). In connection with this settlement, the Bank charged $177,000 against the $240,000 reserve established during 1995, and accepted into income a recovery of $63,000 for 1996. At December 31, 1996, the Bank had outstanding claims against the Nationar estate of $92,000 for capital debentures. On April 21, 1997, a distribution of $23,000 was made to the Bank representing approximately 25% of the claim for capital debentures. The $23,000 is a recovery for the current year since the $92,000 was charged off in prior years. The distribution represents the final settlement of the Nationar bankruptcy with the Bank.

On March 29, 1996, Bennett Funding Group, Inc., head-quartered in Syracuse, NY filed for Chapter 11 bankruptcy protection from its creditors. At March 29, 1996, Oswego City Savings Bank had credit extended on lease financing investments through Bennett Funding Group, Inc. and its affiliates of approximately $1.1 million, in the aggregate. The credit was extended through the purchase of three separate pools of lease financing packages. One package, an insured consumer receivable pool of approximately $470,000 secured by timeshare financing contracts,

                            OSWEGO CITY SAVINGS BANK

                     Management's Discussion and Analysis of
                  Financial Condition and Results of Operation

was paid in full satisfaction in November 1996. A second package is an interim financing contract for $500,000 to provide pipeline financing for leases which have yet to be packaged and sold. The third package, for approximately $175,000, is a pool secured by individual equipment leases. Based upon media reports of alleged charges by the Securities and Exchange Commission the U.S. Attorney's office in New York City, and the trustee appointed to administer the affairs of Bennett Funding Group (the "Trustee") some of the underlying collateral for the lease financing may be fraudulent. Bank management is closely monitoring the situation and is diligently pursuing all avenues available to protect its interest in order to recover its investment to the fullest extent possible. The current total exposure with Bennett Funding Group and its affiliates, is approximately $650,000. Based upon reports published by the Trustee, the Bank has made a specific provision for loan losses for 1996 to cover potential losses associated with the Bennett lease investments of $420,000. Based upon preliminary settlement discussions with the trustee, management believes no additional reserves are necessary.

                          Part II - Other Information
                          ---------------------------


Legal Proceedings
-----------------

     From time to time, the Bank is involved as a plaintiff or defendant in various legal actions incident to its business. None of these actions individually or in the aggregate is believed to be material to the financial condition of the Bank

Changes in Securities
---------------------

Not applicable

Defaults upon Senior Securities
-------------------------------

Not applicable

Submission of Matters to a Vote of Security Holders
---------------------------------------------------

     The Bank's Meeting of shareholders was held on April 30, 1997. The following are the items voted on and the results of the shareholder voting.

     1. The election of Bruce E. Manwaring, L. William Nelson, and Victor S. Oakes to serve as directors of the Bank each for a term of three years or until his successor has been elected and qualified.

                                       For           Withheld
                                    ---------        --------
            Bruce Manwaring         1,548,252        189,497
            L. William Nelson       1,548,252        189,497
            Victor S. Oakes         1,548,252        189,497

        Set forth below are the names of the other directors of the Bank and their terms of office.

                   Name                  Term Expires
            -------------------          ------------
            Lawrence W. O'Brien              1998
            Corte J. Spencer                 1998
            Janette Resnick                  1998
            Chris C. Gagas                   1998
            Chris R. Burritt                 1999
            Raymond W. Jung                  1999

     2. The ratification of the appointment of Coopers and Lybrand, L.L.P. as auditors for the fiscal year ending December 31, 1997.

                                For         Against     Abstain
                             ---------      -------     -------
            Number of Votes  1,548,252      10,125      179,372

                                  SIGNATURES



     Under the requirements of the Securities Exchange Act of 1934, the bank has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.



                                    OSWEGO CITY SAVINGS BANK



Date:   13 May 97                   /s/ Chris C. Gags
       --------------               --------------------------------------------
                                    Chris C. Gagas
                                    Chairman, President, Chief Executive Officer




Date:   13 May 97                   /s/ Thomas W. Schneider
       --------------               --------------------------------------------
                                    Thomas W. Schneider
                                    Vice President, Chief Financial Officer